UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -----------------------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Professional Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   743112104
                                 (CUSIP Number)

 JoAnn M. Strasser, Esq., Brown, Cummins & Brown Co., L.P.A., 3500 Carew Tower,
             441 Vine Street, Cincinnati, Ohio 45202 (513) 381-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 28, 1996
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [   ]

        Check the following box if a fee is being paid with the statement.
[   ] (A fee is not required only if the reporting person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on Following Pages)
                              (Page 1 of 20 Pages)

_____________________________

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        George E. Fern Co.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [XX]                     (b)  [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        WC

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        Ohio

NUMBER OF SHARES                        7.  SOLE VOTING POWER          60,270
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER             0
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER     60,270
PERSON WITH                            10.  SHARED DISPOSITIVE POWER        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. George E. Fern Co. beneficially owns 60,270 shares of common stock and disclaims beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. George E. Fern Co. beneficially owns 4.6% and disclaims beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        CO

_________________________

* The filing of this statement shall not be construed as an admission that George E. Fern Co. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Martin S. Goldfarb, M.D.

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [XX]                     (b)  [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        PF

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        US

NUMBER OF SHARES                        7.  SOLE VOTING POWER          22,050
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER             0
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER     22,050
PERSON WITH                            10.  SHARED DISPOSITIVE POWER        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Martin S. Goldfarb, M.D. beneficially owns 22,050 shares of common stock and disclaims beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Martin S. Goldfarb, M.D. beneficially owns 1.7% and disclaims beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        IN

_________________________

* The filing of this statement shall not be construed as an admission that Martin S. Goldfarb, M.D. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Mark B. and Pamela G. Kuby

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [XX]                     (b)  [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        PF

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        US

NUMBER OF SHARES                        7.  SOLE VOTING POWER               0
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER        26,250
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER          0
PERSON WITH                            10.  SHARED DISPOSITIVE POWER   26,250

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Mark B. and Pamela G. Kuby beneficially own 26,250 shares of common stock and disclaim beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Mark B. and Pamela G. Kuby beneficially own 2.0% and disclaim beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        IN

_________________________

* The filing of this statement shall not be construed as an admission that Mark B. and Pamela G. Kuby are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Joel S. Moskowitz

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [XX]                     (b)  [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        PF

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        US

NUMBER OF SHARES                        7.  SOLE VOTING POWER           3,675
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER             0
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER      3,675
PERSON WITH                            10.  SHARED DISPOSITIVE POWER        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Joel S. Moskowitz beneficially owns 3,675 shares of common stock and disclaims beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Joel S. Moskowitz beneficially owns 0.3% and disclaims beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        IN

_________________________

* The filing of this statement shall not be construed as an admission that Joel S. Moskowitz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Ray T. Oyakawa

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)     [XX]                     (b)     [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        PF

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        US

NUMBER OF SHARES                        7.  SOLE VOTING POWER          10,000
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER             0
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER     10,000
PERSON WITH                            10.  SHARED DISPOSITIVE POWER        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Ray T. Oyakawa beneficially owns 10,000 shares of common stock and disclaims beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Ray T. Oyakawa beneficially owns 0.8% and disclaims beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        IN

_________________________

* The filing of this statement shall not be construed as an admission that Ray T. Oyakawa is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Milton J. Schloss Sr. Trust, Milton J. Schloss Sr., Trustee

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [XX]                     (b)  [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        PF**

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        US**

NUMBER OF SHARES                        7.  SOLE VOTING POWER          21,000
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER             0
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER     21,000
PERSON WITH                            10.  SHARED DISPOSITIVE POWER        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Milton J. Schloss Sr. Trust, Milton J. Schloss Sr., Trustee beneficially owns 21,000 shares of common stock and disclaims beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Milton J. Schloss Sr. Trust, Milton J. Schloss Sr., Trustee beneficially owns 1.6% and disclaims beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        IN**

_________________________
* The filing of this statement shall not be construed as an admission that Milton J. Schloss Sr. Trust, Milton J. Schloss, Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

** Information relates to Milton J. Schloss, Sr.

 1.     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA

 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [XX]                     (b)  [  ]

 3.     SEC USE ONLY


 4.     SOURCE OF FUNDS
        PF**

 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)   [   ]

 6.     CITIZENSHIP OR PLACE OF ORGANIZATION
        US**

NUMBER OF SHARES                        7.  SOLE VOTING POWER          10,500
BENEFICIALLY OWNED                      8.  SHARED VOTING POWER             0
BY EACH REPORTING                       9.  SOLE DISPOSITIVE POWER     10,500
PERSON WITH                            10.  SHARED DISPOSITIVE POWER        0

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,745 shares of common stock (This number represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA beneficially owns 10,500 shares of common stock and disclaims beneficial ownership of the remaining shares.)*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [    ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8% (This percentage represents the aggregate amount beneficially owned, for reporting purposes, by the shareholder group filing this report. Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA beneficially owns 0.8% and disclaims beneficial ownership of the remaining shares).*

14.     TYPE OF REPORTING PERSON
        IN**

_________________________

* The filing of this statement shall not be construed as an admission that Delaware Charter Guarantee & Trust, FBO Herbert Weiss IRA is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the remaining shares.

** Information relates to Herbert Weiss.

                                  SCHEDULE 13D
                             Additional Information

Item 1          Security and Issuer:

        This schedule relates to the common stock of Professional Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 606 Broadway, Santa Monica, California 90401.

Item 2          Identity and Background:

        This schedule is being filed on behalf of:

        a.   Name:  George E. Fern Co., an Ohio corporation
        b.   Business Address:  1100 Gest Street, Cincinnati, Ohio  45203
        c.   Principal Business:  Exposition Contractors
        d.   No
        e.   No

        a.   Name:  George J. Budig*
        b.   Business Address:  1100 Gest Street, Cincinnati, Ohio  45203
        c.   Principal Business:  President of George E. Fern Co.
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Otto M. Budig, Jr.*
        b.   Business Address:  1100 Gest Street, Cincinnati, Ohio  45203
        c.   Principal Business:    Vice President of Parsec, Inc., a
                                    transportation business, located at:
                                    1100 Gest Street, Cincinnati, Ohio  45203
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Martin S. Goldfarb, M.D.
        b.   Business Address:      2080 Century Park East, Suite 1806,
                                    Los Angeles, California  90067
        c.   Principal Occupation:  Doctor of Medicine
        d.   No
        e.   No
        f.   Citizenship:  United States




_______________________

* Information regarding George J. Budig and Otto M. Budig, Jr. is provided pursuant to General Instruction C of Schedule 13D due to their affiliations with George E. Fern Co.

        a.   Name:  Mark B. Kuby
        b.   Business Address:  8014 Plainfield Road, Cincinnati, Ohio  45236
        c.   Principal Occupation:  Physician
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Pamela G. Kuby
        b.   Business Address:  8014 Plainfield Road, Cincinnati, Ohio  45236
        c.   Principal Occupation:  Homemaker
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Joel S. Moskowitz
        b.   Business Address:  4300 Carew Tower, 441 Vine Street,
                                    Cincinnati, Ohio 45202
        c.   Principal Occupation:  Attorney - Moskowitz & Moskowitz,
                                       4300 Carew Tower, 441 Vine Street,
                                       Cincinnati, Ohio  45202
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Ray T. Oyakawa, M.D.
        b.   Business Address:  5670 Wilshire Blvd., #2350
                                Los Angeles, California  90036
        c.   Principal Occupation:  Physician
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Milton J. Schloss (Recordholder:  Milton J.
                                       Schloss Sr. Trust)
        b.   Business Address:  1385 Tennessee Avenue, Cincinnati, Ohio  45229
        c.   Principal Occupation:  Retired
        d.   No
        e.   No
        f.   Citizenship:  United States

        a.   Name:  Herbert B. Weiss (Recordholder:  Delaware Charter Guarantee
                                                & Trust, FBO Herbert Weiss IRA)
        b.   Business Address:  1800 Provident Tower, 1 East Fourth Street,
                                Cincinnati, Ohio  45202
        c.   Principal Occupation: Attorney - Keating, Muething & Klekamp, 1800
                                   Provident Tower, 1 E. 4th Street, Cincinnati, Ohio 45202
        d.   No
        e.   No
        f.   Citizenship:  United States

Item 3          Source and Amount of Funds or Other Consideration:

        A schedule was filed on May 20, 1996 as a result of the formation of a group (the "Reporting Persons") as described in Rule 13d-5(b)(1) of the Exchange Act (the "Act"), under which Rule a group shall be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Act, of all equity securities of an issuer owned by the group. This amendment is being filed because Ray T. Oyakawa joined the group. This schedule is not being filed to report the purchase of securities of the issuer and, therefore, there is no material information with respect to the source or amount of funds or other consideration used or to be used in making purchases. The filing of this schedule shall not be construed as an admission by the Reporting Persons that any of the Reporting Persons is the beneficial owner of the securities owned by the other Reporting Persons, and each Reporting person affirmatively disclaims beneficial ownership of the securities owned by the other
Reporting Persons.

Item 4          Purpose of the Transaction:

        The Reporting Persons intend to file a proxy statement and other soliciting materials to solicit proxies from the shareholders of the Issuer for the annual meeting of shareholders scheduled for June 19, 1996 for the purpose of (i) electing a slate of director candidates selected by the Reporting Persons, which will constitute a majority of the Board of Directors of the Issuer and (ii) urging the new Board to consider replacing one or more of the current executive officers of the Issuer.

Item 5          Interest in Securities of the Issuer:

        (a) The number and percentage of common stock of the Issuer beneficially owned by the Reporting Persons is as follows:

George E. Fern Co.                                 60,270                         4.6%
Martin S. Goldfarb, M.D.                           22,050                         1.7%
Mark B. and Pamela G. Kuby                         26,250                         2.0%
Joel S. Moskowitz                                   3,675                         0.3%
Ray T. Oyakawa                                     10,000                         0.8%
Milton J. Schloss Sr. Trust,
Milton J. Schloss Sr, Trustee                      21,000                         1.6%
Delaware Charter Guarantee &
   Trust, FBO Herbert B. Weiss IRA                 10,500                         0.8%

           Total                                  153,745                        11.8%

        (b) Each Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of such Reporting Person's respective shares of the Issuer's common stock.

        (c)     N/A

        (d)     N/A

        (e)     N/A

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

        The Reporting Persons have agreed to form a shareholder committee for the purposes described in Item 4.

Item 7          Materials to be Filed as Exhibits:

        Exhibit 1 - Joint Filing Agreement

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996

                                  GEORGE E. FERN CO.


                                  By: _____________________________________
                                       George J. Budig, President

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996



                                  __________________________________________
                                   Martin S. Goldfarb, M.D.

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996



                                  __________________________________________
                                   Mark B. Kuby


Dated:  June 6, 1996



                                  __________________________________________
                                   Pamela G. Kuby

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996



                                  __________________________________________
                                   Joel S. Moskowitz

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996



                                  __________________________________________
                                   Ray T. Oyakawa

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996


                                  MILTON J. SCHLOSS, SR. TRUST

                                  By:  _____________________________________
                                        Milton J. Schloss, Sr., Trustee

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 6, 1996


                                  DELAWARE CHARTER GUARANTEE &
                                     TRUST, FBO Herbert Weiss, IRA

                                  By:  _____________________________________
                                        Herbert B. Weiss

                                   EXHIBIT I
                                   Agreement

        The undersigned hereby agree that the Schedule 13(D) to which this is attached as Exhibit I is filed on behalf of each of them.

        This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                  GEORGE E. FERN CO.
Dated: June 6, 1996

                                  By: _____________________________________
                                       George J. Budig, President

Dated: June 6, 1996
                                  __________________________________________
                                   Martin S. Goldfarb, M.D.

Dated: June 6, 1996
                                  __________________________________________
                                   Mark B. Kuby

Dated: June 6, 1996
                                  __________________________________________
                                   Pamela G. Kuby

Dated: June 6, 1996
                                  __________________________________________
                                   Joel S. Moskowitz

Dated: June 6, 1996
                                  __________________________________________
                                   Ray T. Oyakawa

Dated: June 6, 1996
                                  MILTON J. SCHLOSS, SR. TRUST

                                  By:  _____________________________________
                                        Milton J. Schloss, Sr., Trustee

Dated: June 6, 1996
                                  DELAWARE CHARTER GUARANTEE &
                                     TRUST, FBO Herbert Weiss, IRA

                                  By:  _____________________________________
                                        Herbert B. Weiss